Exhibit 99.1
EPL Intermediate, Inc. Announces Results for the
13 Weeks Ended March 31, 2010

        COSTA MESA, CA-- (BUSINESS WIRE) – May 17, 2010 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for the 13 weeks ended March 31, 2010.

El Pollo Loco reported operating revenue for the 13-week period ended March 31, 2010 of $68.0 million, which is a decrease of $2.6 million, or 3.7%, compared to operating revenue for the 13-week period ended April 1, 2009 of $70.6 million.  Operating revenue includes both sales at company-operated stores and franchise revenue.

The decrease in operating revenue was primarily attributed to a 6.7% decrease in system-wide same-store sales for the first quarter of 2010 compared to the first quarter of 2009.  Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Commenting on results for the first quarter of 2010, Stephen E. Carley, president and CEO of El Pollo Loco, Inc. said, “Our sales continued to be impacted by disproportionately high unemployment in our core markets and increased frugality among dine-out consumers.”

“Despite the difficult economy, the January launch of our flame-grilled Carne Asada style Sirloin steak struck a responsive chord with consumers and we generated impressive trial of our steak entrees.  For the first quarter, steak represented approximately 25% of our sales in the Mexican entrée category, which mainly excludes our family meals.  We also drove family meal purchases and additional trial of our flame-grilled steak in the first quarter with a FREE Steak & 3-Cheese Quesadilla with the purchase of a 9- or 14-piece Family Feast chicken meal promotion.”

Operating income increased $0.3 million, or 7.6%, to $4.4 million for the first 13 weeks of 2010 from $4.0 million for the first 13 weeks of 2009.

Interest expense, net of interest income, increased $3.2 million, or 52.7%, to $9.2 million for the first 13 weeks of 2010 from $6.0 million for the first 13 weeks of 2009.  Average debt balances for the first 13 weeks of 2010 increased to $268.2 million compared to $240.7 million for the first 13 weeks of 2009.  The increase was mainly due to higher average debt balance and interest rate compared to the prior year period.

Our provision for income taxes consisted of an income tax expense of $0.7 million for the first 13 weeks of 2010 compared to an income tax benefit of $0.1 million in the first 13 weeks of 2009.  This income tax expense was primarily related to the effect of changes in our deferred taxes and the related effect of maintaining a full valuation allowance against certain of our deferred tax assets as of March 31, 2010.

As a result of the factors cited above, there was a net loss for the 13 weeks ended March 31, 2010 of $5.6 million compared to a net loss of $1.3 million for the same 13 weeks of 2009.

Commenting on the remainder of 2010, Carley said, “In the months ahead we plan to maintain the delicate balance between providing value and protecting average check by introducing flavorful new products that leverage our flame-grilling expertise; focusing on our Loco Value Menu; and continuing to provide value with compelling family meal offers.”

El Pollo Loco’s restaurant count changes for the first 13 weeks of 2010 are as follows:

	Company	Franchised Stores	Total
December 30, 2009	172	243	415
Opened	-	-	-
Closed	1	2	3
At March 31, 2010	171	241	412

Addressing the Company’s growth, Mr. Carley said, “We expect to open fewer restaurants this year than last, due in part to the continued difficulty franchisees are having securing financing in this challenging economy and the impact the economic crisis has had on our franchisees, several of whom have delayed or reduced the number of new restaurants they plan to open.  No new restaurants opened in the first quarter of 2010 and three restaurants closed during this timeframe, which included one company and one franchise restaurant in the Chicago area and one franchise restaurant in Yuma, AZ.”

“We plan to open two company stores in 2010 to conserve capital and expect our franchisees to open three to four restaurants this year.  Restaurants scheduled to open in 2010 will be located in areas where El Pollo Loco already has a presence.”

System-wide Sales

Included above is system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release contains forward-looking statements, which are statements that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events.  They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning.  The statements reflect management's current expectations regarding future events.  Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include but are not limited to the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with the terms and covenants of our debt agreements, and on our ability to pay or to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; food-borne-illness incidents; negative publicity, whether or not valid; increases in the cost of chicken; our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the greater Los Angeles area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by the recession; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our  franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; litigation we face in connection with our operations; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission.  Statements about the Company’s past performance are not necessarily indicative of its future results.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken.  Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 171 company-operated and 241 franchised restaurants (as of March 31, 2010) located primarily in California, with additional restaurants in Arizona, Colorado, Connecticut, Georgia, Illinois, Missouri, Nevada, New Jersey, Oregon, Texas, Utah and Virginia.  El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders.  El Pollo Loco also serves a variety of contemporary, Mexican-inspired entrees featuring the chain’s citrus-marinated, flame-grilled chicken and Carne Asada-style Sirloin steak, including Pollo Bowl® entrees, pollo salads, grilled burritos, tacos, quesadillas and more.  For more information about the Company, visit www.elpolloloco.com.

Contacts:	Gary Campanaro	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	gcampanaro@elpolloloco.com	jweeks@elpolloloco.com

Summary Financial Information

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	13 Weeks Ended April 1,	13 Weeks Ended March 31,

	2009	2010

OPERATING REVENUE:
Restaurant revenue	$65,925	$63,418
Franchise revenue	4,708	4,574

Total operating revenue	70,633	67,992

OPERATING EXPENSES:
Product cost	20,961	19,778
Payroll and benefits	17,688	17,529
Depreciation and amortization	2,830	2,581
Other operating expenses	25,109	23,751

Total operating expenses	66,588	63,639

OPERATING INCOME	4,045	4,353

INTEREST EXPENSE--Net	6,044	9,232

CHANGE IN FAIR VALUE OF INTEREST RATE SWAP	(203)	-

OTHER INCOME	(452)	-

LOSS BEFORE PROVISION FOR INCOME TAXES	(1,344)	(4,879)

(BENEFIT) PROVISION FOR INCOME TAXES	(67)	745

NET LOSS	$(1,277)	$(5,624)

See notes to condensed consolidated financial statements (unaudited).

Results of Operations

Our operating results for the 13 weeks ended April 1, 2009 and March 31, 2010 are expressed as a percentage of restaurant revenue below:

	13 Weeks Ended
	April 1, 2009	March 31, 2010
Operating Statement Data:
Restaurant revenue	100.0%	100.0%
Product cost	31.8	31.2
Payroll and benefits	26.8	27.6
Depreciation and amortization	4.3	4.1
Other operating expenses	38.1	37.5
Operating income	6.1	6.9
Interest expense-net	9.2	14.6

Change in fair value of interest rate swap	(0.3)	0.0
Other income	(0.7)	0.0

Loss before provision for income taxes	(2.0)	(7.7)
Provision (benefit) for income taxes	(0.1)	1.2
Net loss	(1.9)	(8.9)
Supplementary Operating Statement Data:
Restaurant other operating expense	22.8	24.8
Franchise expense	1.5	1.6
General and administrative expense (1)	13.8	11.1
Total other operating expenses	38.1	37.5

(1) General and administrative expenses as a percent of total operating revenue for 2009 and 2010 were 12.8% and 10.3%, respectively.